02037080

NO ACT
P.E 2-8-02
1-16545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

April 5, 2002

Stephen A. Greene
Cahill Gordon & Reindel
Eighty Pine Street
New York, NY 10005-1702

Act	1934
Section	
Rule	14A-8
Public Availability	4/5/2002

Re: Atlas Air Worldwide Holdings, Inc.
Incoming letter dated February 8, 2002

Dear Mr. Greene:

This is in response to your letter dated February 8, 2002 concerning the shareholder proposal submitted to Atlas Air by John Chevedden. We also have received a letter from the proponent dated February 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

CRGA

CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 11 AM 11:27

WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER

(212) 701-3759

February 8, 2002

Re: Atlas Air Worldwide Holdings, Inc. - 2002 Proxy Statement

Dear Sir or Madam:

In connection with Atlas Air Worldwide Holdings, Inc.'s (the "Company") request that the Division of Corporate Finance recommend no action to the Securities and Exchange Commission if management of the Company omits from its proxy materials for its 2002 Annual Meeting of Shareholders the shareholder proposal submitted by John Chevedden to the Company, enclosed please find six copies of the following for your review:

1. the shareholder proposal submitted by Mr. Chevedden to the Company on January 8, 2002;

2. a letter from Cahill Gordon & Reindel addressed to the Securities and Exchange Commission explaining why the Company believes that it may exclude the proposal from its proxy materials and requesting no-action if the Company omits from its proxy materials the shareholder proposal submitted by Mr. Chevedden;

3. an opinion of the Delaware law firm Richards, Layton & Finger (Exhibit C); and

4. a letter dated January 18, 2002 from the Company to Mr. Chevedden regarding Rule 14a-8 eligibility rules (Exhibit B).

If you have any comments or questions relating to these materials, please contact the undersigned at the above-referenced number.

Please acknowledge your receipt of these materials on the enclosed copy of this letter and return it to the messenger, who has been instructed to wait for such a copy.

Very truly yours,

Matthew N. Wells

Matthew N. Wells

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20459

[Enclosures]

BY HAND

cc: John Chevedden (Via Federal Express)
David Brictson, Esq.
Stephen A. Greene, Esq.

CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER

(212) 701-3873

February 8, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20459

Re: Atlas Air Worldwide Holdings, Inc.

Dear Sir or Madam:

As counsel to Atlas Air Worldwide Holdings, Inc. (the "Company"), a Delaware corporation, we hereby request on behalf of the Company that the Division of Corporate Finance (the "Division") recommend no action to the Securities and Exchange Commission (the "SEC") if management of the Company omits from its proxy materials for its 2002 Annual Meeting of Shareholders the shareholder proposal (the "Proposal") submitted by John Chevedden ("Chevedden") attached hereto as Exhibit A, which the Company received on January 8, 2002.

On January 18, 2002, the Company notified Chevedden under Rule 14a-8(f)(1) of certain procedural and eligibility deficiencies with respect to the Proposal submission, specifying the bases for the noncompliance (attached hereto as Exhibit B). The notice informed Chevedden that the Proposal did not include the demonstration of eligibility with respect to the requisite level of ownership of Company Stock required of non-record holders, in violation of Rule 14a-8(b) under the 1934 Act, a deficiency which Chevedden must have been aware of, having previously received numerous notices from other issuers to the same effect. See, e.g. General Dynamics Corporation (Mar. 5, 2001) and Northwest Airlines Corporation (Feb. 5, 2001). The notification also informed Chevedden of the proper procedure to cure this identified deficiency. The Company specifically reserved the right to review the Proposal to determine whether it would comply with other provisions of Rule 14a-8. Mr. Chevedden subsequently provided the Company with information indicating that his stock ownership in the Company met the requirements needed to submit a shareholder proposal pursuant to Rule 14a-8. The communications identified in this paragraph constitute all the communications between the Company and Chevedden with respect to the 2002 Proxy Materials.

This letter, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), serves as the Company's notice of its intention to omit the Proposal from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders. Currently, the Company plans to file its definitive proxy statement with the SEC on or about April 29, 2002.

The Proposal seeks the adoption of a bylaw which would (i) force the Company's board of directors to redeem the Company's existing shareholder rights plan unless the rights plan is approved at the next annual meeting of the Company's shareholders; and (ii) prevent the Company's board of directors from adopting a shareholder rights plan unless such plan has been approved by the Company's shareholders.

We believe the Proposal may be properly omitted from the 2002 Proxy Materials pursuant to the following rules:

i) Rule 14a-8(i)(2), because the Proposal, if implemented, would violate Delaware law; and

ii) Rule 14a-8(i)(3), because the Proposal violates the SEC's proxy rules.

1. The Proposal May Be Omitted Because, If Implemented, It Would Violate Delaware Law.

A shareholder proposal may be omitted under Rule 14a-8(i)(2) if its adoption would violate applicable law. As the attached opinion of the Delaware law firm Richards, Layton & Finger (the "Delaware Counsel Opinion," Exhibit C) makes clear, that is exactly this case: the proposed bylaw violates Delaware law because it purports to delegate to shareholders authority over a rights plan which Delaware law provides is within the exclusive province of the Company's board of directors.

This letter summarizes three of the specific ways the Proposal would, if implemented, violate Delaware law, while the Delaware Counsel Opinion provides a more detailed discussion of these issues. We further note that the Delaware Counsel Opinion is consistent with the views of virtually every other Delaware practitioner who has considered the issue. See, e.g., Richards & Stearn, "Shareholder By-laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive

Under Delaware Law," 54 Bus. Law. 607 (1999) ("[A] shareholder rights by-law would conflict with fundamental principles of Delaware law"); Hammermash, "The Shareholder Rights By-Law: Doubts from Delaware," Corp. Gov. Advisor (1997) (same). In short, and as discussed in more detail below and in the Delaware Counsel Opinion, the Proposal may be omitted because its implementation would conflict with fundamental principles of Delaware law.

The SEC concurred with this view in permitting General Dynamics Corporation to exclude a similar proposal submitted by Chevedden from its proxy materials. See General Dynamics Corporation (Mar. 5, 2001).

a. Delaware Law Gives The Board Of Directors The Exclusive Authority To Manage The Company And This Authority Cannot Be Delegated To Stockholders

Under the General Corporation Law of the State of Delaware (the "DGCL"), the business of a corporation is to be managed by its directors. Section 141(a), a "bedrock" provision of the DGCL, states:

"The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

8 Del. C. § 141(a) (2000); See generally Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del. 1989) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by [DGCL] § 141(a), respecting management of the corporation's 'business and affairs.'"); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

Delaware courts have consistently protected a board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority. See, e.g., Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956) (invalidating agreement between certain board members and stockholders that irrevocably bound directors to vote in a predetermined manner), rev'd on other grounds, 130 A.2d 338 (Del. 1957). As the Chancery Court stated in Abercrombie, "[Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy . . . . So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters." Abercrombie, 123 A.2d at 898, 899; see, also, Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[Plaintiff's] argument in support of its motion is based on the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.").

b. The Proposal Violates The Fundamental Principle Of Delaware Law That Questions Concerning The Adoption, Use or Redemption Of A Rights Plan Are Within The Exclusive Province Of A Board Of Directors.

Section 157 of the DGCL states:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. By it terms, section 157 authorizes a board of directors to create and issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock.

Delaware courts have consistently recognized the primacy of the board in decisions involving potential changes of control. The board's obligations in this respect are derived "from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985); see also, Moore Corp. Ltd. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1554 (D. Del. 1995) ("When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders."); Unitrin, Inc. v. American General Corp., 651 A.2d 1361 (Del. 1995); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) (the "directors had both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields"; Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law.").

Shareholder rights plans emerged during the 1980s in response to the rise in hostile offers. The rights plan offered boards additional time to not only negotiate with the bidder but also to examine strategic alternatives for the shareholders.[1] In 1985, the Delaware Supreme Court confirmed that boards could adopt rights plans. Specifically, the Court found that the board of directors of a Delaware corporation has authority, under Sections 157[2] and 141(a), to enact a shareholder rights plan and that the adoption of a rights plan was a legitimate exercise of business judgment.

> Having concluded that sufficient authority for the Rights Plan exists in 8 Del. C. § 157, we note the inherent powers of the Board conferred by 8 Del. C. § 141(a), concerning the management of the corporation's "business and affairs" (emphasis added), also provides the Board additional authority upon which to enact the Rights Plan.

Moran v. Household International, Inc., 500 A.2d 1346, 1353 (Del. 1985) (citation and footnote omitted).

---

1 For general discussion, see Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely To Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607 (Feb. 1999).

2 Section 157 authorizes a board of directors to issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock. Unlike other DGCL provisions, such as amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, this provision does not specifically set forth the shareholders' powers. Nor is it subject to limitation by the company's bylaws. Thus, the issuance of rights and options, as well as the redemption of any rights or options, are determined by the board, not by the shareholders or the bylaws.

Since that time the Delaware Supreme Court has consistently refused to interfere with a board of directors' discretion in implementing or maintaining a rights plan. In so doing, Delaware courts have recognized that "prudent deployment of the pill proved to be largely beneficial to shareholder interests: it often resulted in a bidding contest that culminated in an acquisition on terms superior to the initial hostile offer." Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1185 (Del. Ch. 1998) (acknowledging legitimacy of defenses that would give the board time to explore transactional alternatives but rejecting "dead hand" provisions in a rights plans because, rather than serve to delay proxy contests, they served to deter them altogether); see also Moore Corp. Ltd. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1560-62 (D. Del. 1995) (summarizing legitimate functions poison pills serve which create no fiduciary duty issues).

Moreover, Delaware courts have routinely ruled in favor of preserving - and protecting - the board's exclusive authority in this arena. In Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Court invalidated a rights plan under which directors were prohibited from redeeming the plan to facilitate a transaction with a person who had supported the election of a new board during the prior six months (the "Delayed Redemption Provision"). The Court found that such a provision was impermissible because it:

> would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders - negotiating a possible sale of the corporation.

Quickturn, 721 A.2d at 1291-92.

The Court explained that limits on a board's power to exercise its discretion with respect to a rights plan would deprive the board of its statutory authority to manage the corporation, under Section 141(a), as well as prohibit the board from fully satisfying its concomitant fiduciary duty pursuant to that statutory mandate. Since the Delayed Redemption Provision would tie a newly-elected board's hands for six months, it "'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.'" Id. at 1292 (quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957)).

The Proposal here seeks to limit the board more drastically than the provision invalidated in Quickturn. The Quickturn provision only imposed a temporary restriction on the board's ability to redeem a rights plan. In contrast, the Proposal here would require the Company's board to immediately terminate the shareholder rights plan. Moreover, the Proposal would, if implemented, prevent the Company's board from implementing without shareholder approval a new rights plan - even in connection with a hostile bid or an attempt to auction the Company to the highest bidder. See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (properly implemented rights plan "spurred the bidding to new heights, a proper result of its implementation"); CRTF Corp. v. Federated Department Stores, Inc., 683 F. Supp. 422, 439 (S.D.N.Y. 1988) (rights plan "provides the directors with a shield to fend off coercive offers, and with a gavel to run an auction").

By tying the directors' hands in managing the Company in accordance with their fiduciary duties, the Proposal removes from directors "the ultimate responsibility" for managing the corporation and restricts the board's power in an area of "fundamental importance to the shareholders - negotiating a possible sale of the corporation." The Proposal is thus contrary to Quickturn and Delaware law. Accord, Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'") (quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957)); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (invalidating a "no-shop" provision in the Paramount-QVC merger agreement, stating, "To the extent that a contract, or a provision thereof, purports to require the board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable.").[3]

The Proposal, as demonstrated, would, if implemented, violate the law of Delaware and should, pursuant to Rule 14a-8(i)(2), be omitted from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders.

c. The Proposal Would, If Implemented, Violate Delaware Law Because It Purports To Require the Expenditure of Corporate Funds.

The Proposal would, if implemented, violate Delaware law for a third reason insofar as it purports to require the Company, upon the adoption of the Proposal, to immediately redeem each out-

3 See also In re Bally's Grand Derivative Litig., Cons. Civ. A. No. 14644, slip op. at 9-10 (Del. Ch. June 4, 1997) ("The board must retain "the ultimate freedom to direct the strategy and affairs of the Company.") (quoting Grimes v. Donald, 673 A.2d at 1215)); Canal Capital Corp. v. French, Civ. A. No. 11764, slip op. at 6 (Del. Ch. July 2, 1992) ("[A] director breaches his fiduciary duty of care if he abdicates his managerial duties."); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) ("It is settled, of course, as a general principle that directors may not delegate their duty to manage the corporate enterprise.").

standing right at a price of $0.001 per right, and therefore would require the Company to expend $38,229.42 plus legal and administrative expenses. The Delaware Court of Chancery has recognized, in connection with a stock repurchase, that the expenditure of corporate funds clearly falls within the directors' exclusive authority:

> To grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip. op. at 7-8 (Del. Ch. Oct. 6, 1987). See also Radiation Care (Dec. 22, 1994) (providing no-action relief in connection with proposal to adopt by-law authorizing the expenditures of corporate funds); Pennzoil Co. SEC No-Action Letter, 1993 WL 52187, at *31-32 (Feb. 24, 1993). The expenditure of such funds without Board approval is not a proper subject for stockholder action and clearly violates Section 141(a).

2. The Proposal May Be Omitted Because It Violates The SEC's Proxy Rules.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are contrary to Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made by means of a communication "containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading...." Shareholder assertions that amount to unsubstantiated personal opinion have long been viewed as excludable under this provision. See, Philip Morris Companies Inc. (Feb. 7, 1991).

a. The Supporting Statement Contains Misleading Information

The Proposal should be excluded under Rule 14a-8(i)(3) because the supporting statement contains incomplete quotations as well as biased and inaccurate summaries of articles and omits information, which makes the information contained in the supporting statement misleading. In particular, the Staff has recognized that a proposal, or portions of the proposal, may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See Boeing Co. (Feb. 23, 1999).

Chevedden's supporting statement makes a number of unsupported, baseless or unsubstantiated statements that, as written, appear to be factual assertions. The Staff, in a recent pronouncement on these types of unsubstantiated statements, has acknowledged that they are not proper for inclusion in proxy statements. See The Home Depot, Inc. (Apr. 4, 2000) (notably, the shareholder proposal in question was also drafted by Chevedden, and thus, clearly he knows of this requirement). Each of the following quotations from the Proposal contain the types of false and misleading statements that are prohibited under Rule 14a-9 and which the Staff has previously concurred are prohibited under Rule 14a-8(i)(3):

1. "This topic won 57% average yes-no shareholder vote at 24 major companies."

- This reference is misleading because Chevedden fails to substantiate the statement. No attempt is made to direct the Company, and more importantly, its shareholders, to where documentation of this assertion can be found and properly considered.

- Additionally, in unrelated proposals to unrelated corporations, Chevedden uses a similar assertion that states: "Shareholder right to vote on poison pill resolutions won greater than 57% APPROVAL from shareholders of major companies in 1999 and 2000." See PACCAR Inc. (Dec. 4, 2000). Chevedden's purported statistic in PACCAR was not substantiated in PACCAR, nor is his modified statistic in the Proposal substantiated in the Proposal.

- Without proper substantiation there is no way for a shareholder to properly assess Chevedden's assertion.

2. "The Council of Institutional Investors (www.cii.org) recommends: Shareholder approval of all poison pills. Atlas Air is 52% owned by institutional investors."

- This reference is misleading in three respects.

- First, this statement refers to the Council of Institutional Investors, and then adds that "institutional investors" own 52% of the Company. Stockholders of the Company who are "institutional investors," however, may not be members of, or subscribe to the views of, the Council. Chevedden's wording very likely may mislead readers into believing that 52% of the Company's shareholders support the Council's view.

- Second, the assertion that "institutional investors" own 52% of the Company is as ridiculous as it is unsubstantiated. Since the family of the founder of the Company currently owns 48% of the Company's outstanding stock, Chevedden's assertion suggests that every other share is held by an "institutional investor." The ownership of Company shares by "institutional investors" fluctuates and Chevedden is required to state and substantiate an accurate percentage of ownership by "institutional investors." The Staff has previously required Chevedden to verify similar statistics. See General Motors Corporation (Apr. 10, 2000) (where Chevedden was required to factually support the statement that institutional investors also owned 64% of General Motors stock). It is the

Company's belief that Chevedden's assertion regarding institutional investor ownership is inaccurate.

- Third, as indicated above, the supporting statement includes the address of a third-party web site. The Commission has previously found that references to internet addresses and/or web sites are excludable and may be omitted from supporting statements. See, e.g., The Emerging Germany Fund, Inc. (Dec. 22, 1998); Templeton Dragon Fund, Inc. (June 15, 1998); Pinnacle West Capital Corporation (Mar. 11, 1998). The use of the web site address is problematic because it would allow proponents to incorporate additional material into the supporting statement that is well in excess of the 500-word limit under Rule 14a-8(d), and any reference to a third-party web site address is dangerous because content cannot be regulated and is constantly subject to change. In this situation, Chevedden cites the web site as authority, which is improper. There is no foundation for his statement.

It is the Company's position that the entire Proposal be excluded from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3). See Wm. Wrigley Jr. Company (Nov. 18, 1998); NationsBank Corporation (Jan. 29, 1998). This position should be granted in situations where, as here, the proponent is experienced in submitting shareowner proposals under Rule 14a-8. The Staff has previously concurred in the omission of various statements by Chevedden in prior shareowner proposals under Rule 14a-8(i)(3), yet Chevedden continues to knowingly submit proposals that contain false and misleading statements, including some of the exact statements which the Staff has previously required Chevedden to modify or eliminate.

In sum, the Proposal may be properly omitted under either Rule 14a-8(i)(2) or 14a-8(i)(3) because, if implemented, it would contravene Delaware law and it violates the SEC's proxy rules, and we hereby request that the Division recommend no action to the SEC if the Company omits the Proposal from its proxy materials.

Very truly yours,

Matthew N. Wells

for Stephen A. Greene

[Enclosures]

cc: David Brictson, Esq.
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 16, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
02 FEB 20 PM 3:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Atlas Air Worldwide Holdings, Inc. (CGO)
Investor Response to Company No Action Request
Pill Topic, John Chevedden

Ladies and Gentlemen:

This is respectfully submitted in response to the Atlas Air Worldwide Holdings, Inc. (CGO) no action request.
It is believed that Atlas Air must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

The company vacillates between weasel words and absolute statements:
A) Weasel words include:
"Generally"
"May"
"As written"
"Appear"

B) Absolute text include:
"Is exactly this case"
"All"
"No way"

2) [2 corresponds to the page number in the company no action request]
2) No company support:
"Is exactly this case" according to the company interpretation of the opinion.
2) The company fails to reconcile the special limitations interwoven in the opinion.
2) No company support:
"Consistent with the views of virtually every other Delaware practitioner ..."

Page 3)
3) General Dynamics Corporation, March 5, 2001 did not cite any specific proposal text, or a combination of text elements, that lead to the Staff view.

3) The company does not reconcile this lack of identifying text.
3) The company uses the weasel word "generally."
3) Then the company abruptly uses the absolute word "all" and thus raises the bar for company credibility.

Page 4)
4) The company quotes DGCL text of "may … issue" to support a purported mandatory consequence.

Page 5)
5) The company does not cite a case that would rule that the board is expressly prohibited from taking any input from management and/or shareholders in reaching a determination.
5) Company misses the point:
The proposal does not challenge the board's authority by merely requesting the board to "seek" shareholder input in the form of a non-blinding vote.
5) The failure to address this point would seem to impugn the credibility of the firm supplying the opinion in this and other current no action cases.
5) The company suggests that there is a new rise in 1980-style hostile offers that argues for a revival of 1980 measures.
5) The company does not cite corresponding dire consequences here for a proper analogy to text in another purported supporting case:
"Threat posed"

Page 6)
6) The company raises the bar for its burden of proof by citing an exception:
Court "rejecting 'dead hand' provisions in a rights plan."

Page 7)
7) Counterpoint:
A shareholder voting input can enhance the board's best judgement
7) The company does not cite corresponding dire consequences here for a proper analogy to text in another purported supporting case:
"Shield to fend off coercive offers"

Page 8)
8) According to the rationale behind the company claim of exclusion due to board refusal to fund part of the company definitive proxy, no shareholder proposal could be included on any company ballot.
8) Reason:
Directors could simply withhold the small incremental funding needed for publication of the shareholder proposal.
8) Back-to-back weasel words:
"As written" and "appear."

Page 9)
9) Company fallacy:
Any text without explicit substantiation is per se misleading

9) The company does not explain why the company reference to PACCAR, December 4, 2000 could be viewed as an intentionally misleading step by the company.
9) The December 4, 2000 Staff view specified that it addressed only one issue and that accurate text was not the cited issue.
9) The use of the absolute-term "no way" increases the risk that the company is making a false and/or misleading statement.
9) The company does not explain how it reconciles its claim of confusion when "Council of Institutional Investors" is capitalized and "institutional investors" is not.
9) The company does not reconcile how it can credibly insist on substantiation when the company provides no substantiation for its 48% figure.

Page 10)
10) The company cites pre-SLB 14 cases and does not attempt to reconcile these cases with SLB 14.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The proposal does not challenge the board's authority by merely requesting the board to "seek" shareholder input in the form of a non-blinding vote.

Sincerely,

John Chevedden
Shareholder
cc: Atlas Air

To: Mr. Brian Rowe, Chairman, Atlas Air Worldwide Hldgs. (CGO)
FX: 914/701-8415, 303/526-5051
PH: 914/701-8000
2000 Westchester Ave.
Purchase, NY 10577
Email: spierce@atlasair.com

Legal Dept.
Fx: 914 701 [illegible]

Annual meeting proposal, rule 14a-8
Rule 14a-8 requirements will continue to be met including stock ownership through the date of the annual meeting.

---

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won 57% average yes-no shareholder vote at 24 major companies

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Atlas Air shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Why require a shareholder vote to adopt or maintain a poison pill?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org recommends:
  Shareholder approval of all poison pills.

- Atlas Air is 52%-owned by institutional investors.

- Institutional investors have a fiduciary duty to make ballot decisions in the best interest of their investors.

Is Atlas Air at odds with institutional investors?

In reviewing our directors' stand on this proposal topic, and to other topics on the 2002 ballot, it may be useful to ask whether our directors are at odds with the recommendation of some key institutional investors. A stand by our directors is not necessarily a balanced view of the pro and con arguments. Directors can be too focused on one side of the issue – theirs.

In Evaluating the merits of ballot proposals

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of ballot proposals. Institutional shareholders have the fiduciary duty to do an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

One improvement deserves attention

It seems consistent with common sense that when a number of items are less than the best – that making one improvement deserves attention. At our company there are a number of practices allowed, not addressed by this proposal, that institutional investors believe are less than the best. For instance:

1) Two directors are allowed to provide legal services for our company, another consulting services – a criticized Enron practice.
2) Our directors are allowed to own no voting stock – a criticized Enron practice.
3) Our auditors are allowed to collect 3-times as much money from our company for non-auditing work than for auditing work – again a criticized Enron practice.

SHAREHOLDER VOTE ON POISON PILLS
This topic won 57% average yes-no shareholder vote
at 24 major companies
YES ON 3

Text above the first horizontal line and below the second horizontal line is not submitted for proxy publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

Atlas Air, Inc.
2000 Westchester Avenue
Purchase, NY 10577-2543

VIA FACSIMILE & OVERNIGHT MAIL

January 18, 2002

Mr. John Chevedden
2215 Nelson Avenue
Number 205
Redondo Beach, California 90278-2453

Dear Mr. Chevedden:

On January 8, 2002 we received your facsimile letter submitting a proposal for possible inclusion in Atlas Air Worldwide Holdings, Inc.'s next proxy statement. We appreciate your interest in our company. We are interested in the views of our shareholders and have carefully reviewed your letter and proposal.

There are rules relating to shareholder proposals that govern both you and Atlas Air Worldwide Holdings, Inc. We direct your attention to Rule 14a-8 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. This letter constitutes our notice under Rule 14a-8(f)(1) of certain deficiencies of your submission under the SEC's procedural and eligibility requirements for shareholder proposals.

Under Rule 14a-8(b), you must demonstrate to us your eligibility to submit a proposal. In a review of our shareholder records, we do not find any record that Atlas Air Worldwide Holdings, Inc. shares are held in your name. In addition, a review of SEC records does not show any Schedule 13D or 13G or Form 3, 4 or 5 reflecting ownership. Accordingly, if you hold shares in street name you need to demonstrate your eligibility as outlined in Rule 14a-8(b). The first way to accomplish this would be to submit to Atlas Air Worldwide Holdings, Inc. a written statement from the "record" holder of your securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue ownership of the shares through the date of the company's meeting at which you present your proposal. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting for our review:

(1) a copy of the schedule or form, and any subsequent amendments reporting a change in your ownership level; (2) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (3) your written statement that you intend to continue ownership of the shares through the date of the company's meeting at which you present your proposal.

Accordingly, under the SEC's rules, our next proxy statement cannot include proposals in the form submitted with your letter. If you choose to respond to this notification, under Rule 14a-8(f)(1), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification. Since you provided a number to receive facsimile transmissions as a part of your address and contact information, our response to you will be by facsimile as well as by Federal Express. For the purposes of your response within 14 days, we will regard the 14 days as beginning to run as of the date of your first receipt, whether by facsimile or by Federal Express.

Please note that this notification does not constitute a response under other items of the SEC rules. Accordingly, if you choose to respond to this notification to correct the procedural and eligibility deficiencies and renew any part of your request, we reserve the right to review the proposal to determine whether it complies with other provisions of Rule 14a-8.

Please address any questions or comments regarding this matter to me.

Sincerely,

David Brictson
Assistant General Counsel and Secretary

DB/dlp

Atlas Air, Inc.
2000 Westchester Avenue
Purchase, NY 10577-2543

ATLAS AIR

VIA FACSIMILE & OVERNIGHT MAIL

January 18, 2002

Mr. John Chevedden
2215 Nelson Avenue
Number 205
Redondo Beach, California 90278-2453

Dear Mr. Chevedden:

On January 8, 2002 we received your facsimile letter submitting a proposal for possible inclusion in Atlas Air Worldwide Holdings, Inc.'s next proxy statement. We appreciate your interest in our company. We are interested in the views of our shareholders and have carefully reviewed your letter and proposal.

There are rules relating to shareholder proposals that govern both you and Atlas Air Worldwide Holdings, Inc. We direct your attention to Rule 14a-8 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. This letter constitutes our notice under Rule 14a-8(f)(1) of certain deficiencies of your submission under the SEC's procedural and eligibility requirements for shareholder proposals.

Under Rule 14a-8(b), you must demonstrate to us your eligibility to submit a proposal. In a review of our shareholder records, we do not find any record that Atlas Air Worldwide Holdings, Inc. shares are held in your name. In addition, a review of SEC records does not show any Schedule 13D or 13G or Form 3, 4 or 5 reflecting ownership. Accordingly, if you hold shares in street name you need to demonstrate your eligibility as outlined in Rule 14a-8(b). The first way to accomplish this would be to submit to Atlas Air Worldwide Holdings, Inc. a written statement from the "record" holder of your securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue ownership of the shares through the date of the company's meeting at which you present your proposal. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting for our review:

(1) a copy of the schedule or form, and any subsequent amendments reporting a change in your ownership level; (2) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (3) your written statement that you intend to continue ownership of the shares through the date of the company's meeting at which you present your proposal.

Accordingly, under the SEC's rules, our next proxy statement cannot include proposals in the form submitted with your letter. If you choose to respond to this notification, under Rule 14a-8(f)(1), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification. Since you provided a number to receive facsimile transmissions as a part of your address and contact information, our response to you will be by facsimile as well as by Federal Express. For the purposes of your response within 14 days, we will regard the 14 days as beginning to run as of the date of your first receipt, whether by facsimile or by Federal Express.

Please note that this notification does not constitute a response under other items of the SEC rules. Accordingly, if you choose to respond to this notification to correct the procedural and eligibility deficiencies and renew any part of your request, we reserve the right to review the proposal to determine whether it complies with other provisions of Rule 14a-8.

Please address any questions or comments regarding this matter to me.

Sincerely,

David Brictson
Assistant General Counsel and Secretary

DB/dlp

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

February 8, 2002

Atlas Air Worldwide Holdings, Inc.
2000 Westchester Ave.
Purchase, New York 10577

Re: Bylaw Amendment Proposal Submitted by John Chevedden

Dear Sirs:

We have acted as special Delaware counsel to Atlas Air Worldwide Holdings, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") which the Company received from John Chevedden (the "Proponent"), which the Proponent intends to present at the Company's 2002 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware (the "Secretary of State") on November 28, 2000; (ii) the Certificate of Designation Preferences and Rights of the Series A Junior Participating Preferred Stock of the Company, filed with the Secretary of State on July 16, 2001 (collectively with the Certificate of Incorporation set forth in item (i), the "Certificate"), certified to us as being a true, correct and complete copy of the Certificate as of the date hereof by the Secretary of the Company; (iii) the Bylaws of the Company (the "Bylaws"), dated as of February 2001, certified to us as being a true, correct and complete copy as of the date hereof by the Secretary of the Company; (iv) the Rights Agreement dated as of June 18, 2001 (the "Rights Agreement") between the Company and Computershare Trust Company as Rights Agent; and (v) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> **3 - SHAREHOLDER VOTE ON POISON PILLS**
>
> **This topic won 57% average yes-no shareholder vote at 24 major companies**
>
> Atlas Air shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also to terminate any pill now in effect unless it has been approved by a shareholder vote at the next annual meeting.

(Proposal at 1).

The Proposal requests that the Company implement a bylaw providing that the Board of Directors of the Company (the "Board") could not adopt or maintain a rights plan absent stockholder approval (the "Rights Plan Bylaw"). As such, the Rights Plan Bylaw, if implemented, would purport (i) to prohibit the Board from exercising its discretion to adopt or maintain a rights plan absent stockholder approval; and (ii) to require the Board to redeem the existing rights issued under the Rights Agreement (the "Rights") by expenditure of approximately $38,229.42 as the redemption consideration (plus mailing and administrative costs) absent stockholder approval, in each case regardless of the facts and circumstances then existing. For the reasons set forth below, we believe that the Rights Plan Bylaw, if implemented by the Company, would not be valid under the General Corporation Law.

Discussion

You have asked our opinion as to whether the Rights Plan Bylaw, if implemented by the Company, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Rights Plan Bylaw, if implemented by the Company, would not be valid under the General Corporation Law.

There is no Delaware case which specifically addresses the validity or invalidity of the Rights Plan Bylaw or of a similar bylaw.[1] See, e.g., Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 610 (Feb. 1999) (hereinafter referred to as "Richards and Stearn")[2]; Lawrence A. Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (Jan./Feb. 1997). Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in 8 Del. C. § 109(b), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(Emphasis added). We turn, therefore, to consideration of whether the Rights Plan Bylaw is "inconsistent with law or with the certificate of incorporation."

Inconsistent with Law

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

---

[1]As discussed below, however, the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) strongly supports the conclusion that the Rights Plan Bylaw would not be valid under Delaware law.

[2]Messrs. Richards and Stearn are directors of Richards, Layton & Finger.

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of 8 Del. C. § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." (Emphasis added). See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 565 A.2d 280 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to and in response to a takeover proposal. Revlon, 506 A.2d at 181 ("[t]he adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law"). One defensive measure that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors, is the adoption of a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. See, e.g., Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule"), aff'd, 500 A.2d 1346 (Del. 1985); Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors") (footnote omitted); Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245 (Del. 2001) ("It is indisputable that Moran established a board's authority to adopt a rights plan.... The power recognized in Moran would have been meaningless if the rights plan required shareholder approval") (footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Hamermesh, The

Shareholder Rights By-law: Doubts from Delaware, at 11 (addressing by-law similar to Rights Plan By-law) ("The foregoing analysis of Section 141(a) and its application to board decisions in the takeover context leaves me with a strong suspicion, if not complete conviction, that the Wyser-Pratte 'Shareholder Rights By-Law' represents an impermissible and ineffective intrusion upon the directors' managerial authority.") We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder - dictated action controlling the adoption, maintenance or terms of a rights plan.

The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the implementation of the Rights Plan Bylaw would contravene Section 141(a) and therefor not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its

> fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id. at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); Carmody, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation because provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted).

The Rights Plan Bylaw is even more restrictive than the Delayed Redemption Provision invalidated in Quickturn. Whereas the Quickturn provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Rights Plan Bylaw forever would prevent the Board from exercising its discretion to adopt or maintain a rights plan, regardless of the facts and circumstances then existing. Because the Rights Plan Bylaw indisputably would limit the Board of Directors' authority with respect to a stockholder rights plan of the Company and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Rights

Plan Bylaw impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

The power to adopt and maintain a rights plan further derives from 8 Del. C. § 157. See Moran v. Household Int'l. Inc., 500 A.2d 1346, 1353 (Del. 1985); Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157."). Under that statute too, such power is vested in the directors, not in the stockholders. The provisions of 8 Del. C. § 157 are themselves quite instructive for what they say and for what they don't say:

> Subject to any provisions in the certificate of incorporation [*it doesn't say "or bylaws"*], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors. [*It doesn't say "or stockholders"*].
>
> The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options [*it doesn't say "or in the bylaws"*], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [*it doesn't say "or stockholders"*] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

(Emphasis added). Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders or by a bylaw. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 Del. C. § 242), mergers (8 Del. C. § 251), sales of assets (8 Del. C. § 271), and dissolution (8 Del. C. § 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.[3]

Similarly, Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders (which, as approved in Household, is the universally employed procedure for implementation of a stockholder rights plan and initial distribution of the rights). 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

---

[3]We are aware that at least one commentator has expressed a contrary view of Section 157. See Jeffrey N. Gordon, "Just Say Never?" Poison Pills, Deadhand Pills, and Shareholder-Adopted Bylaws: An Essay for Warren Buffett, 19 Cardozo L. Rev. 511, 547 n.148 (Sept.-Nov. 1997) ("Section 157, which governs the issuances of 'rights' respecting stock, such as the poison pill, does not resolve the matter.... The section gives the corporation power to issue such rights and says that the terms of issuance should be set forth either in the articles or in a 'resolution adopted by the board of directors providing for the creation and issuance of such rights.' [8 Del. C. 157]. Nothing in section 157 takes away the shareholder bylaw authority contained in section 109 over such issuances as a 'right or power' of the corporation or takes away the shareholder bylaw authority to constrain the directors' power to vote on or adopt such a resolution. At most, section 157 may give the board agenda control over the proposed terms."). For the reasons stated herein, we believe that Mr. Gordon has misconstrued Section 157.

Considering that a rights plan is the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, the courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). In the takeover context, nowhere has this principle been more clearly articulated than in the leading case of Paramount Communications Inc., where former Chancellor Allen stated:

> [T]he financial vitality of the corporation and the value of the company's shares is in the hands of the directors and managers of the firm. The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Id., slip op. at 77-78. On appeal, the plaintiffs argued that the defendants' response to their pending tender offer (including, inter alia, the failure to redeem Time's rights plan) was unreasonable as it precluded stockholders from being able to accept a control premium for their stock. In response to this argument, the Supreme Court stated:

> [Plaintiffs'] contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to

> the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

Paramount Communications, Inc., 571 A.2d at 1154 (citations omitted).

If the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under 8 Del. C. § 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void...."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191; Paramount Communications Inc., 637 A.2d at 51 (contract may not limit board's exercise of fiduciary duties). See also Lawrence A. Hamermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back The Street?, 73 Tulane L. Rev. 409, 479 (Dec. 1998) (hereinafter referred to as "Hamermesh-Tulane Law Review") ("stockholders lack the general authority to adopt by-laws that directly limit the managerial power of directors"); Richards and Stearn, at 621 ("Based on the authority vested in the board of directors by sections 141(a) and 157, the Delaware courts have repeatedly deferred to directorial prerogative and discretion in the context of adoption, maintenance, and redemption of rights plans, subject only to the fact-specific Unocal/Unitrin proportionality test.

The body of law so developed is wholly inconsistent with the concept of stockholder - dictated action regarding a rights plan....") (footnote omitted).

We note that the Securities and Exchange Commission (the "SEC") recently accepted the view that implementation of a stockholder proposal to amend a corporation's bylaws to, among other things, prohibit the adoption of a rights plan without prior stockholder approval would contravene Delaware law. In General Dynamics Corporation, SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001), the SEC addressed a very similar proposal to the Proposal, which stated, in pertinent part: "General Dynamics shareholders request a bylaw for shareholder vote to be required to adopt or maintain a poison pill." 2001 WL 246749 at *9. General Dynamics submitted an opinion of counsel[4] which concluded that such a proposal would violate Delaware law because, among other things, it "impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company." Id. at *14. The SEC granted no-action relief on this basis. Id. at *32.

In addition, as noted above, the redemption of the Rights purportedly dictated by the Rights Plan Bylaw would require the expenditure of approximately $38,229.42 by the Company. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip

---

[4]Richards, Layton & Finger submitted the Delaware legal opinion in support of the request by General Dynamics for no-action relief.

op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. Supr. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of corporate funds. In considering whether tc restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct.6, 1987). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that $38,229.42 be spent to redeem the Rights absent stockholder approval, the Proposal, if implemented by the Company, would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company.

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation except as otherwise provided in the certificate of incorporation. In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2001) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders, absent unanimous consent, may not restrict or interfere with powers of board). It is noteworthy that both Sections 350 and 351 provide that, in the event and to the extent that the stockholders exert such powers, the board of directors is relieved of liability and instead, it is imposed on the stockholders.

Moreover, the SEC has previously accepted our view that under Delaware law the stockholders cannot, by a bylaw amendment, lawfully require the board of directors to expend any significant sum of money. Pennzoil Co., SEC No-Action Letter, 1993 WL 52187, at *31-32 (Feb. 24, 1993). The full text of this ruling is as follows:

> The proposal provides for a by-law amendment to establish a three member committee of shareholder representatives to review the activities of the Board of Directors and advise the Board of its views and views of the shareholders expressed to the Committee. The proposal also includes election mechanics and fee payment, reimbursement and indemnification provisions for the committee members.
>
> There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(1). This view is based on the opinion of Delaware counsel, Richards, Layton & Finger, that a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials. In

> reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Here, the case against the Proposal is even clearer because of the specific provisions of the General Corporation Law and the numerous Delaware court decisions relating to the issuance (and redemption) of rights such as the Rights, which emphatically make clear the exclusive role of the Board in such matters.

We are aware that several commentators have expressed the view that bylaws such as the Rights Plan Bylaw should be valid under Delaware law. See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, 5 Corporate Governance Advisor 8 (Jan./Feb. 1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. 835 (Summer 1998).[5] According to Messrs. Chazen and Macey, such bylaws would not be invalid under Section 141(a) of the General Corporation Law because Section 141(a)'s broad grant of authority to the board of directors is qualified by the phrase "except as may be otherwise provided in this chapter," which in their view includes (and thus permits) bylaws adopted pursuant to Section 109(b), and because a narrower reading of Section 141(a) would improperly negate Section 109(b)'s broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors. See Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, at 8, 17; Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 867-68. See also R. Matthew Garms, Shareholder By-Law Amendments and the Poison Pill: The Market for Corporate Control and Economic Efficiency, 24

[5]Mr. Chazen is an attorney who has represented Mr. Guy P. Wyser-Pratte, who has advocated adoption of bylaws similar to the Rights Plan Bylaw. Mr. Macey has been Mr. Wyser-Pratte's nominee in several threatened proxy fights, including threatened proxy fights involving Telxon Corporation and Rexene Corporation.

J. Corp. L. 433, 441-43, 451 (Winter 1999) (same). Cf. Gordon, "Just Say Never?" Poison Pills, Deadhand Pills, and Shareholder-Adopted Bylaws: An Essay for Warren Buffett, at 547 ("Under prevailing modes of corporate statutory interpretation in Delaware, in which different statutes have 'equal dignity' or 'independent legal significance,' nothing can be resolved about the scope of section 109(b) from the reference in section 141(a) to the articles alone, not the bylaws.") (footnote omitted). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b), we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law, which expressly authorize a departure from the general rule of management by directors, and not to open ended provisions such as Section 109(b). See, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 4.1, at 4-6 (3d ed. 2001) (suggesting that such language references close corporation provisions of the General Corporation Law);[6] 1 David A. Drexler et al., Delaware Corporation Law and Practice § 13.01[1], at 13-2 (2001) (suggesting that such language references Sections 141(c), 226, 291 and close corporation provisions); I Ernest L. Folk, III et al., Folk on the Delaware General Corporation Law § 141.1, at GCL-IV-11 - 12 (4th ed. Supp. 2002) (suggesting that such language references Sections 107, 226 and close corporation provisions); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 11 (The exception in Section 141(a) "addresses the narrow instances in which the General Corporation Law explicitly departs from the director management

[6]Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger.

rule, as in Section 291 (authorizing appointment of a receiver for a corporation 'to take charge of its assets, estate, effects, business and affairs'), and Section 226 (permitting appointment of a custodian to exercise the powers of a receiver under Section 291). The fact that Section 141(a) is drafted to allow these limited, explicit departures from the director management norm cannot be read to allow an implied, open-ended invitation to depart from that norm through by-law provisions adopted by stockholders."); Hamermesh-Tulane Law Review, at 430-31 (same); Richards and Stearn, at 624 (same). Indeed, several commentators specifically concluded that a bylaw similar to the Rights Plan Bylaw could not be accomplished under Section 109(b), notwithstanding that statute's arguably broad language. See Hamermesh, The Shareholder Rights By-Law: Doubts From Delaware, at 13 ("Given the statutory governance scheme reflected in Section 141(a) ..., that by-law proposal is an attempt that impermissibly intrudes upon the authority of the board of directors. It cannot be accomplished by a by-law provision despite the superficially broad subject matter reach of the statute (Section 109(b)) that governs the content of by-laws."); Richards and Stearn, at 624-25 ("If the Delaware General Assembly intended in section 141(a) to permit shareholders to enact by-laws restricting the authority of the board of directors to manage the business and affairs of the corporation, it clearly could have so stated in section 141(a), as other jurisdictions have done. It did not.") (footnote omitted). See also Hamermesh-Tulane Law Review, at 430 ("[T]he most reasonable reading of [Sections 109(b) and 141(a)] precludes reliance on Section 109(b) as an independent source of authority for a by-law that directly limits the managerial power of the board of directors.") (footnote omitted). Thus, there is significant support for the view that the "except as may be otherwise provided in this chapter" language of Section 141(a) does not include bylaws adopted under Section

109. Cf. Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added).

Second, most commentators believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 1.10, at 1-12 - 1-13 ("The by-laws of a corporation have been characterized as the proper place to set forth the 'the self-imposed rules and regulations deemed expedient for ... the ... convenient functioning' of the corporation."); Richards and Stearn, at 625-27 (supporting procedural/substantive distinction); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20 ("A by-law removing an entire category of business decisions from board authority ... is quite distinct from a by-law that merely governs how board decisions are to be made, and poses a distinct challenge to the allocation of management authority specified by Section 141(a)"). See also id. at 10 ("by-laws of Delaware corporations do not customarily prescribe or limit the substantive content of business decisions"). Such an interpretation of Section 109(b) would harmonize Sections 109(b) and 141(a) without running afoul of Section 141(a)'s mandate that the corporation's business and affairs be managed by or under the direction of the board of directors. But cf. Hamermesh-Tulane Law Review, at 444 (suggesting that procedural/substantive distinction does not necessarily "provide a coherent analytical structure" and that "it is preferable to read section 141(a) as an absolute preclusion against by-law limits on director management authority, in the absence of explicit statutory authority for such limits outside of section 109(b).") (footnote omitted).

Mr. Macey suggests that, as a threshold matter, bylaws such as the Rights Plan Bylaw do not improperly interfere with directorial authority to manage the business and affairs of the corporation:

> Under Section 109(b), shareholders retain the power to adopt, amend and repeal corporate bylaws. This specific empowerment of shareholders should trump any vague, general norms about directors' power to run the firm, particularly because the shareholders rights bylaw does not interfere with directors' ability to make strategic decisions about the firm's operation.... [T]here is a strong argument that a company that adopts a shareholder rights bylaw is still managed under the direction of its board anyway.

Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 867-68, 868-69. Mr. Chazen further suggests that the stockholders, not the directors, should decide whether an offer should be accepted, and that it is improper for the board of directors to use a rights plan to prevent the stockholders from making that decision:

> If a premium offer is made to acquire a company's stock, the Board and management should either try to get a better offer for stockholders or stand aside and let the stockholders decide whether or not to accept the offer. It is wrong for the board to take this decision away from stockholders by using the poison pill and other defenses to block the offer....

Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, at 16.

These suggestions are inconsistent with Delaware law. The assertion that bylaws such as the Rights Plan Bylaw do not interfere with the directors' authority to manage the business and affairs of the corporation is incorrect, since "[f]or over a decade now, it has been settled that the term 'business and affairs' of the corporation includes ... adoption of measures intended to deter or preclude unsolicited tender offers." Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 9. See also Quickturn, 721 A.2d at 1292 (provision of rights plan limiting future board's ability to redeem rights impermissibly interfered with future board's authority under Section 141(a) to manage business and affairs of corporation); Carmody, 723 A.2d at 1191 (complaint challenging provision of rights plan prohibiting future board from redeeming rights stated claim that provision impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation). Furthermore, it is the prerogative of the board of directors, not the stockholders, to determine whether the corporation is "for sale." As the Delaware Supreme Court explained in Paramount Communications Inc.:

> Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation. This broad mandate includes a conferred authority to set a corporate course of action, including time frame, designed to enhance corporate profitability.... [A] board of directors, while always required to act in an informed manner, is not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover.
>
> * * *
>
> Paramount argues that, assuming its tender offer posed a threat, Time's response was unreasonable in precluding Time's shareholders from accepting the tender offer or receiving a control premium in the immediately foreseeable future. Once again, the contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders. Directors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy.

Id., 571 A.2d at 1150, 1154 (citing 8 Del. C. § 141(a)) (footnote and other citations omitted). Former Chancellor Allen reached similar conclusions in Grimes v. Donald:

> Under Section 141 of the Delaware General Corporation Law, as under analogous provisions of the incorporation statutes of other

> states, it is the elected board of directors that bears the ultimate duty to manage or supervise the management of the business and affairs of the corporation. Ordinarily, this responsibility entails the duty to establish or approve the long-term strategic, financial and organizational goals of the corporation; to approve formal or informal plans for the achievement of these goals; to monitor corporate performance; and to act, when in the good faith, informed judgment of the board it is appropriate to act.
>
> * * *
>
> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995) (emphasis added), aff'd, 673 A.2d 1207 (Del. 1996). See also Moore Corp. Ltd. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1561-62 (D. Del. 1995) ("[A] board of directors, while always required to act in an informed manner, is not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover.... [D]irectors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy") (citations omitted). Cf. Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 837 ("If shareholder rights bylaws infringe too much on boards of directors' power to run companies, they will be declared illegal.").

We are aware of the Court of Chancery opinion in In Re National Intergroup, Inc. Rights Plan Litigation, C.A. Nos. 11484, 11511 (Del. Ch. Jul. 3, 1990), in which the Court upheld a challenge to an amendment to the rights agreement subsequent to the stockholder approval of a board - approved resolution which provided that the adoption of a rights agreement by National

Intergroup would be subject to stockholder approval. The Court employed a contractual analysis in concluding that the amendments were tantamount to the adoption of a new rights agreement and therefore would not be effective without a stockholder vote. The Court's decision in National Intergroup, however, was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn, each of which underscored the role of the board in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholder." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions upheld the board's primacy in connection with the rights agreement.

We are also aware that the Supreme Court of the State of Oklahoma has concluded that, under Oklahoma law, stockholders may adopt bylaws that restrict the board of directors' authority to create and implement shareholder rights plans. Int'l Bhd. of Teamsters Gen. Fund v. Fleming Cos., 975 P.2d 907, 908 (Okla. 1999). We do not believe, however, that the Oklahoma Supreme Court's decision would be persuasive to a Delaware court.

First, we note that the Oklahoma Supreme Court did not view the Oklahoma analogue to Section 141(a) as being "of primary concern" to its decision and concluded, without analysis, that the authority of directors under the Oklahoma analogue to Section 141(a) was subject to "shareholder oversight" under the Oklahoma analogue to Section 109(b). For the reasons stated herein, we believe that a Delaware court would construe Sections 141(a) and 109(b) differently. Indeed, although the Oklahoma Supreme Court observed that "Oklahoma and Delaware have substantially similar corporation acts" and relied in part upon Delaware case law, the court failed even to acknowledge the substantial body of Delaware case law concerning the board of directors' duty under Section 141(a) to manage the business and affairs of the corporation, including in the context of takeover proposals.

Second, we note that the Oklahoma Supreme Court determined that the authority granted under the Oklahoma analogue to Section 157 was not limited to the board of directors, a position that, for the reasons stated herein, we believe a Delaware court would not agree with under Delaware law. Moreover, the Oklahoma court ignored the substantial body of Delaware case law concerning rights plans, analogized a rights plan to a stock option plan, and relied upon, among other things, an inapposite Delaware case concerning shareholder ratification of board action that was contrary to the terms of a stock option plan.

Finally, we note that the Oklahoma Supreme Court was expressly influenced by the fact that the Oklahoma legislature had not adopted a "shareholder rights plan endorsement statute," a fact that we believe would not be persuasive to a Delaware court given the extensive and established case law in Delaware upholding the authority of the board of directors to adopt and implement rights plans. Accordingly, we are of the view that a Delaware court would not find the reasoning or conclusions of the Oklahoma Supreme Court to be persuasive. See, e.g., Hamermesh-Tulane Law Review, at 435-36 ("the Fleming by-law and similar direct attempts to limit specific management decisions should be rejected by the courts...."); Michael D. Goldman et al., Fleming Must Be Read Narrowly, 21 Bank and Corp. Governance L. Rep. 1102 (Feb. 1999) ("while the relevant Oklahoma statutes are similar to their Delaware counterparts, its is unlikely that a Delaware court would reach the same conclusion as the Oklahoma court...."); Jesse Finkelstein, Why The Delaware Courts Will Not Follow Fleming, 21 Bank and Corp. Governance L. Rep. 1110 (Feb.

1999) ("I do not believe that a Delaware court would follow either the reasoning or the result of the Fleming opinion.").

We are also aware that certain commentators have drawn a distinction between bylaws that are "prohibitory" (such as the Rights Plan Bylaw, which purports to prohibit the Board from adopting a rights plan in the future) rather than "mandatory" (such as a bylaw that would require a board of directors to, for example, redeem existing rights, or otherwise take affirmative action to render a rights plan inoperative), and have expressed the view that the former category may be valid under Delaware law. See, e.g., John C. Coffee, Jr., The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, 51 U. Miami L. Rev. 605, 614, 615, 616 (1997) ("[R]equiring shareholder ratification of a future poison pill seems well within Section 109's scope.... [I]t should be possible for institutional investors to conduct proxy solicitations seeking to (1) to [sic] require that the effectiveness of any future poison pill be conditioned on shareholder approval within a specified period after the board's action, and (2) preclude any amendment, repeal, or waiver of an existing pill without such a vote.... [T]he basic structure of Delaware law suggests that shareholders do have the right to restrict the board for the future (but not to require the repeal or modification of an existing pill)"); Meredith M. Brown & William D. Regner, Shareholder Rights Plans: Recent Toxopharmacological Developments, 11 Insights 2, 5 (Oct. 1997) ("a Delaware court may be more likely to uphold a shareholder-adopted bylaw that precludes the adoption of future pills without shareholder approval, than a bylaw that requires redemption of an existing pill.").

Although we are not aware of any decision of a Delaware court that addresses this supposed distinction between "prohibitory" and "mandatory" bylaws, we do not believe that a Delaware court would be persuaded by it. See Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added; footnote omitted); Carmody, 723 A.2d at 1192 (same); Hamermesh-Tulane Law Review, at 435-36 ("Professor Coffee also distinguishes by-laws that purport to require affirmative action by the directors from by-laws that impose negative constraints on director authority and suggests that the latter are generally permissible.... The affirmative/negative distinction, however, does not quite ring true.") (footnotes omitted). Even Professor Coffee recognized in the above-cited article that "prohibitory" by-laws are likely to face resistance in Delaware. See Coffee, The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, at 615-16 ("The poison pill is well understood in Delaware to permit unilateral board action without a shareholder vote, and any attempt to use bylaw amendments to change this fundamental allocation of power between shareholders and directors touches on a sensitive nerve in Delaware....").

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Rights Plan Bylaw, if implemented by the Company, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

KGA/MDA/db

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Atlas Air Worldwide Holdings, Inc.
Incoming letter dated February 8, 2002

The proposal requests a bylaw to seek shareholder approval prior to adopting a shareholder rights plan and redeem any existing shareholder rights plan unless it is approved by shareholders.

There appears to be some basis for your view that Atlas Air may exclude the proposal under 14a-8(i)(2). We note that in the opinion of your Delaware counsel, Richards, Layton & Finger, implementation of the proposal would cause Atlas Air to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Atlas Air omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Atlas Air relies.

Sincerely,

Jonathan Ingram
Special Counsel